International Lease Finance Corporation



With Maturities of 9 Months or More from Date of Issue

Registration No.	333-100340
Filed Pursuant to Rule	424 (b) (3)
Pricing Supplement No.	93

(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)

The date of this Pricing Supplement is September 18, 2006

Trade Date: 09/25/06   Issue Date: 09/28/06

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974EMT0	5.10%	11/15/09	Monthly	10/15/06	No	N/A
45974EMU7	5.15%	06/15/10	Quarterly	12/15/06	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974EMT0	100%	0.580%	Yes	No	N/A
45974EMU7	100%	0.750%	Yes	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.

As of September 12, 2005, ABN AMRO Financial Services, Inc. changed its name to LaSalle Financial Services, Inc. Consequently, all references to "ABN AMRO Financial Services, Inc." in the prospectus are amended to read "LaSalle Financial Services, Inc.".